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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission file number 333-139266

WESTERN HEMISPHERE MINING CORPORATION
(Exact name of registrant as specified in its charter)

     4861 Cambridge Street
Burnaby, British Columbia
Canada V5C 1H9
(604) 451-6841
(Address, including zip code, and telephone number, including area code, of principal executive offices)

Common Stock
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)[ ]
Rule 12g-4(a)(1)(ii)[ ]
Rule 12g-4(a)(2)(i)[ ]
Rule 12g-4(a)(2)(ii)[ ]
Rule 12h-3(b)(1)(i)[ ]
Rule 12h-3(b)(1)(ii)[ ]
Rule 12h-3(b)(2)(i)[ ]
Rule 12h-3(b)(2)(ii)[ ]
Rule 15d-6[X]

Approximate number of holders of record as of the certification or notice date:  4

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     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person, on this 12th day of October, 2007.

WESTERN HEMISPHERE MINING CORPORATION

BY:   GRAHAM HUGHES
         Graham Hughes, President, Principal Executive
         Officer, Treasurer, Principal Financial Officer,
         Principal Accounting Officer and Secretary